THE GABELLI DIVIDEND & INCOME TRUST (the "Trust")
EXHIBIT TO ITEM 77I

The Statement of Preferences of the 5.875% Series A
Cumulative Preferred Shares, Series B Auction Market
Preferred Shares and Series C Auction Market Preferred
Shares of the Trust are attached herewith as Exhibit
77(Q1).